AB 3/10

KH 3/10

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11019404

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wenk 212-841-7850
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

100 Kimball Drive (Address) Parsippany (City) NJ (State) 07054 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/15

CUSHMAN & WAKEFIELD SECURITIES, INC.
(SEC I.D. No. 8-65606)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

CUSHMAN & WAKEFIELD SECURITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

AFFIRMATION

I, DAVID WENK, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cushman & Wakefield Securities, Inc. (the "Company") for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President/CFO/COO

Title

Subscribed and Sworn to before me
on this 24th day of February, 2011

Notary Public

JAWANA C. RICHARDSON
Notary Public
N.Y. State
Expires
~~1/5/2010~~ 2/24/11
NO. 01R16001167

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

Assets		
Cash	$	1,161,749
Fees receivable		10,000
Due from parent		53,692
Tax receivable		4,433
Prepaid expenses		1,682
Deferred tax asset		29,636
Total Assets	$	1,261,192
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	24,464
Total Liabilities		24,464
Stockholder's Equity		
Common Stock, $.01 par value, 100 shares authorized, issued and outstanding		1
Additional Paid-in Capital		24,999
Retained Earnings		1,211,728
Total Stockholder's Equity		1,236,728
Total Liabilities and Stockholder's Equity	$	1,261,192

See notes to the financial statements

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

Revenues	$	110,000
Operating Expenses		
Professional fees		98,506
Other direct expenses		3,821
General and administrative expenses		59,406
Total operating expenses		161,733
Loss before provision for income taxes		(51,733)
Income tax benefit		22,986
Net Loss	$	(28,747)

See notes to the financial statements

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash Flows Used In Operating Activities		
Net Income	$	(28,747)
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred tax benefit		(5,253)
(Increases) decreases in operating assets:		
Commission receivable, current		(10,000)
Prepaid expenses		(1,682)
Tax receivable		100,944
Increases (decreases) in operating liabilities:		
Accrued expenses		(611)
Due to/from parent		(367,249)
Net cash used in operating activities		(312,598)
Net decrease in cash		(312,598)
Cash at January 1, 2010		1,474,347
Cash at December 31, 2010	$	1,161,749
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	614

See notes to the financial statements

CUSHMAN & WAKEFIELD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Shares	Common Stock ($.01 par value)	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2010	100	$ 1	$ 24,999	$ 1,240,475	$ 1,265,475
Net Income	-	-	-	(28,747)	(28,747)
Balance at December 31, 2010	100	$ 1	$ 24,999	$ 1,211,728	$ 1,236,728

See notes to the financial statements

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cushman & Wakefield Securities, Inc.:

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company") (a wholly-owned subsidiary of Cushman & Wakefield, Inc.) as of December 31, 2010, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cushman & Wakefield Securities, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2011

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Cushman & Wakefield Securities Inc. (the "Company"), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the "Parent"), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services on real estate financing transactions. The Company was incorporated in Delaware on April 29, 2002, but did not commence operations until April 7, 2003.

Basis of Presentation—These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Any material events that occurred subsequent to December 31, 2010 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to these financial statements.

Cash—Cash includes federally insured demand deposits that exceed the limit on insured deposits. The Company has not experienced any losses in such accounts.

Revenue Recognition—Advisory fees are the Company's only source of revenue. Fees are recognized as gross revenue at the time the related services are fully performed unless significant future contingencies exist. If such contingencies exist, the fees are recognized when the contingency is resolved.

Use of Estimates—Preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

The process of estimating accrued expenses involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us on a monthly basis for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us.

Litigation—In the ordinary course of business, the Company is subject to claims, contractual disputes and other uncertainties. As of December 31, 2010, there were no claims or suits involving the Company.

Income Taxes—The Company accounts for income taxes in accordance with the asset and liability method prescribed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes which is also included in the federal income tax return of Cushman & Wakefield Group, Inc., the parent company of Cushman & Wakefield Inc., through December 31, 2010.

Federal income taxes for the Company are provided for in these financial statements as if the Company was filing as a separate entity. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount in the Statement of Financial Condition. These temporary differences result in taxable or tax deductible amounts in future years and are measured using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is anticipated to be settled or realized.

In assessing the realizibility of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the level of historical taxable income, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment. Furthermore, management applies the more likely than not criteria prior to the recognition of a financial statement benefit of a tax position taken in a tax return with respect to uncertainty in income taxes.

The Company's accounting policy provides that interest and penalties related to income taxes is to be included in income tax expense.

Fair Value of Assets and Liabilities – The financial assets and liabilities of the Company are reported in the Statement of Financial Condition at carrying amounts that approximate fair values because of the short maturities of the instruments. Such assets and liabilities include cash, fees receivable and accrued expenses.

2. RELATED PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company operated as an unaffiliated company. Pursuant to the Restated Administrative Services Agreement dated January 1, 2007, the Company receives services, including use of offices space, personnel and other general and administrative services from the Parent. The fee for such services is based on actual direct costs for the New York Investment Banking Group of the Parent multiplied by the percentage of the Company's revenue versus the total New York Investment Banking Group revenue. The fee for such services is recorded within general and administrative expenses on the Statement of Operations and amounted to $59,407 for the year ended December 31, 2010.

Due from Parent amounts at December 31, 2010 primarily relate to the Company's share of tax the tax benefit resulting from including net operating losses in the consolidated tax return of Cushman & Wakefield Group Inc.

3. INCOME TAXES

The components of income tax expense / (benefit) for the year ended December 31, 2010 are as follows:

Federal income taxes	$	(18,307)
State and local income taxes		574
Total current income tax benefit	$	(17,733)
Deferred tax expense (benefit):		
Federal income taxes		2,829
State and local income taxes		(8,082)
Total income tax expense (benefit)	$	(22,986)

The company has recorded deferred taxes in the amount of $29,636 relating to the benefit of loss carry forwards. Such deferred taxes expire between 2028 and 2030.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) the "Rule," which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the provisions of SEC Rule 15c3-l and is exempt from SEC Rule 15c3-3 under provision (k)(2)(i).

At December 31, 2010, the Company had net capital of $1,137,285, which was $1,132,285 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was .02 to 1.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

* * * * * *

CUSHMAN & WAKEFIELD SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

STOCKHOLDER'S EQUITY	$ 1,236,728
NONALLOWABLE ASSETS	
Due from parent	53,692
Fees receivable	10,000
Taxes receivable	4,433
Prepaid expenses	1,682
Deferred tax asset	29,636
Total nonallowable assets	99,443
NET CAPITAL	$ 1,137,285
NET CAPITAL REQUIREMENT—Basic method (6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater)	$ 5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 1,132,285
TOTAL AGGREGATE INDEBTEDNESS	$ 24,464
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02 to 1

The computation of net capital presented herein differs from that reported by the Company in its unaudited FOCUS report as of December 31, 2010 by an increase of $2,200 due to the following:

Increase (decrease) in equity due to:		
Increase in management and adminstrative expenses (net of tax benefit)	$	(32,927)
Decrease in professional fees (net of tax expense)		1,218
(Increase) decrease in non-allowable assets due to:		
Increase in deferred tax benefit		(5,253)
Decrease in due from parent		38,792
Decrease in taxes receivable		371
	$	2,200

CUSHMAN & WAKEFIELD SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

Cushman & Wakefield Securities, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

February 24, 2011

Cushman & Wakefield Securities, Inc.
51 West 52nd Street
New York, NY 10019

In planning and performing our audit of the financial statements of Cushman & Wakefield Securities, Inc. (the "Company") (a wholly-owned subsidiary of Cushman & Wakefield, Inc.) as of and for the year ended December 31, 2010 (on which we issued our report dated February 24, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of internal control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP